I-MANY, INC.

399 Thornall Street, 12th Floor

Edison, NJ 08837

(207) 228-2298

December 5, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	I-many, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

Submitted herewith for filing on behalf of I-many, Inc., a Delaware corporation (the “Company”), is a Registration Statement on Form S-3 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of an aggregate of 4,596,229 shares of common stock, $0.0001 par value per share, of the Company.

This filing is being effected by direct transmission to the Commission’s EDGAR System. On December 5, 2006, in anticipation of this filing, the Company caused the filing fee of $923 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.

For purposes of scheduling, it is respectfully requested that the staff of the Commission inform the Company as soon as possible as to whether this Registration Statement will be reviewed by the Commission.

Acceleration requests may be made orally, and the Company represents that it is aware of its obligations under the Securities Act with respect thereto.

Please contact the undersigned at (207) 228-2298 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Robert G. Schwartz, Jr.
Robert G. Schwartz, Jr., General Counsel